Sheet1

Final Proxy Results - Worldwide DollarVest Fund, Inc.								11653700	0.000
Meeting Date: August 23, 2000

Record Date: June 27, 2000
As of: August 23, 2000

				Units Voted						Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed										Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	Votes Needed			For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

1) To approve the Plan of Reorganization	-461,451	6,494,144	3,247,073	3,708,524	202,725	54,757			Crook	57.11%	3.12%	0.84%	-7.11%	Brackenridge	93.51%	5.11%	1.38%
between Worldwide Dollar &
ML Americas Income Fund

2) Election of Directors	-1,628,108	6,494,144	3,247,073	4,875,181	162,362	16,499				75.07%	2.50%	0.25%	-25.07%		96.46%	3.21%	0.33%

3) Election of Auditors	-1,691,250	6,494,144	3,247,073	4,938,323	27,845	87,874				76.04%	0.43%	1.35%	-26.04%		97.71%	0.55%	1.74%

Last Updated on 01/26/2001
By MLMAG